Filed Pursuant to Rule 424(b)(3)
Registration Number 333-107286

4,000,000 Shares

Endologix, Inc.

Common Stock

     The stockholders listed in this prospectus under the section entitled Selling Stockholders may offer and sell a total of 4,000,000 shares of our common stock, par value $0.001 per share, received pursuant to stock purchase agreements, dated as of July 15, 2003 between Endologix, Inc. and each selling stockholder.

     The selling stockholders may sell the shares of common stock described in this prospectus in public or private transactions, on or off the Nasdaq National Market, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. We will not receive any proceeds from the selling stockholders’ sale of the shares of common stock. We have agreed to bear the expenses in connection with the registration and sale of the common stock offered by the selling stockholders and to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933. See the section in this prospectus titled Plan of Distribution for additional information on how selling stockholders may conduct sales of our common stock.

     Our common stock currently is traded on the Nasdaq National Market under the symbol ELGX. On October 6, 2003 the closing price of our common stock was $3.87 per share.

Investing in our Common Stock involves a high degree of risk.
See Risk Factors beginning on page 2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is October 7, 2003.

RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION

ENDOLOGIX, INC.

     Endologix is engaged in the development, manufacture, sales and marketing of minimally invasive therapies for the treatment of vascular disease. Our primary focus is the development of the PowerLink System, a catheter-based alternative treatment for abdominal aortic aneurysms, or AAA. AAA is a weakening of the wall of the aorta, the largest artery of the body. Once AAA develops, it continues to enlarge and if left untreated becomes increasingly susceptible to rupture. The overall patient mortality rate for ruptured abdominal aortic aneurysms is approximately 75%. AAA is the 13th leading cause of death in the United States.

     The PowerLink® System is a catheter and endoluminal graft, or ELG system. The self-expanding stainless steel cage is covered by ePTFE, a common surgical graft material. The PowerLink ELG is implanted in the abdominal aorta, gaining access through the femoral artery. Once deployed into its proper position, the blood flow is shunted away from the weakened or “aneurismal” section of the aorta, reducing pressure and the potential for the aorta to rupture. We believe that implantation of the PowerLink System will reduce the mortality and morbidity rates associated with conventional AAA surgery.

     Prior to developing the PowerLink System, we developed various catheter–based systems to treat cardiovascular disease. We also have manufactured and marketed coronary stents, coronary stent delivery systems and balloon dilutation catheters for coronary applications. We licensed our proprietary Focus balloon technology to Guidant Corporation, and our current and future revenues depend on the number of stent delivery systems that incorporate our Focus technology that are sold by Guidant Corporation. Approximately 89% of our total revenues in the year ended December 31, 2002 were from Guidant, and 57% of our total revenues for the six months ended June 30, 2003 were from Guidant. We expect that our revenues from Guidant will decline over the next few years as technological changes in the stent market make our Focus stent technology obsolete.

Recent Developments

     We are currently selling the PowerLink System in Europe. We received Agence Francaise de Securite Sanitaire des Produits ce Sante approval to market the PowerLink System in France, which requires regulatory approval separate from the rest of Europe, in the first quarter of 2003. We completed Japanese clinical trials for our AAA technology in November 2001 and have submitted for Japanese Ministry of Health approval to commercialize the product. We believe that Japanese Ministry of Health review should be completed in the first half of 2004.

     We completed enrollment in the first quarter of 2003 in the infrarenal arm of our two arm Phase II U.S. clinical trial and are currently enrolling patients in the other arm of the study for the suprarenal version of the PowerLink System. The trial supports a pre-market approval, or PMA, application with the FDA in order to market the PowerLink System in the United States. The difference between the infrarenal and suprarenal devices is that the wire stent in the suprarenal device is extended above the graft material in the aorta to allow the physician to anchor the top of the device above the renal arteries without obstructing them.

     We believe that as of February 2003, we had enrolled a sufficient number of patients in the infrarenal device arm of the study and anticipate submitting the final portion of our pre-market approval application for the infrarenal device with the FDA in the fourth quarter of 2003. We anticipate that the enrollment for the suprarenal device should be completed in 2004. We will not be able to market the PowerLink system in the United States until our pre-market approval application is approved by the FDA.

     Our main offices are at 13900 Alton Parkway, Suite 122, Irvine, California 92618, and our phone number is (949) 595-7200.

RISK FACTORS

     You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. An investment involves a high degree of risk.

Risks Related To Our Business

We expect to incur losses for the foreseeable future and may never achieve profitability.

     From our formation in 1992 to June 30, 2003, we have incurred a cumulative net loss of approximately $70.8 million. We incurred a net loss of $2.8 million for the six months ended June 30, 2003, incurred a net loss of $6.6 million for the year ended December 31, 2002 and incurred a net loss of $15.6 million for the year ended December 31, 2001. While we expect to be profitable in 2005, assuming we receive U.S. Food and Drug Administration approval for our AAA infrarenal device, it is possible that we may never achieve profitability.

We cannot assure you that we will be able to obtain regulatory approvals for the PowerLink AAA system.

     We need to complete a U.S. pivotal human clinical trial for the PowerLink system. The PowerLink system is the only product we have under development and it has not been approved for marketing by the U.S. Food and Drug Administration. Prior to granting approval, the FDA may require more information or clarification of information provided in our regulatory submissions, or more clinical studies, which could require significant additional expenditures. If granted, the FDA may impose limitations on the uses for which or how we may market the PowerLink system. Should we experience delays or be unable to obtain regulatory approvals, we may never generate significant revenues, and our business prospects will be substantially impaired.

     In Japan, we have completed our clinical trials for the PowerWeb System and are working with the Ministry of Health for regulatory approval. While we believe that we will receive regulatory approval in Japan in the first half of 2004, because this is the first AAA device submitted for approval, it is difficult for us to determine when or whether the device will be approved.

If we receive regulatory approval for our products and decide to market them, we will need to grow rapidly. Rapid growth may strain the capabilities of our managers, operations and facilities and, consequently, could harm our business.

     If we obtain the required U. S. regulatory approval for the PowerLink system, commercial-scale production will require us to expand our operations. Rapid growth may strain our managerial and other organizational resources. Our ability to manage our growth will depend on the ability of our officers and key employees to:

•	address difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply and shortages of qualified personnel; and

•	implement and expand our operational, management information and financial control systems.

We rely on a single vendor to supply our graft material for the PowerLink system, and any disruption in our supply could delay or prevent us from completing our clinical trials or from producing the product for sale.

     Currently, we rely on Impra, a subsidiary of C.R. Bard, to supply us with graft material, which is a primary component for the PowerLink system. Our reliance on a sole source supplier exposes our operations to disruptions in supply caused by:

•	failure of our supplier to comply with regulatory requirements;

•	any strike or work stoppage;

•	disruptions in shipping;

•	a natural disaster caused by fire, floods or earthquakes;

•	a supply shortage experienced by our sole source supplier; and

•	the fiscal health and manufacturing strength of our sole source supplier.

     Although we retain a significant stock of the graft material, the occurrence of any of the above disruptions in supply or other unforeseen events that could cause a disruption in supply from our sole source graft supplier may cause us to halt or delay our clinical trials. Because we do not have alternative suppliers, our sales and profitability would be harmed in the event of a disruption.

We are currently only developing a single technology, the PowerLink system.

     Because of limited resources, we are currently only developing a single technology, the PowerLink system. If we are unable to commercialize the PowerLink system and reach positive cash flow from operations, we may not be able to fund development and commercialization of an alternative technology.

Our operations are capital intensive, and we may need to raise additional funds in the future to fund our operations.

     Our activities are capital intensive. We believe that our current cash balance is sufficient to reach FDA approval for the PowerLink system and may be sufficient to fund the initial marketing launch of the PowerLink system. Although we believe that our existing cash resources and anticipated cash generated from operations will be sufficient to meet our planned capital requirements through at least December 31, 2004, we may require additional capital thereafter to fund on-going operations, including possible expansion of our U.S. marketing efforts. Our cash requirements in the future may be significantly different from our current estimates and depend on many factors, including:

•	the results of our clinical trials;

•	the time and costs involved in obtaining regulatory approvals;

•	the costs involved in obtaining and enforcing patents or any litigation by third parties regarding intellectual property; the establishment of high volume manufacturing and sales and marketing capabilities; and

•	our success in entering into collaborative relationships with other parties.

     To finance these activities, we may seek funds through additional rounds of financing, including private or public equity or debt offerings and collaborative arrangements with corporate partners. We may be unable to raise funds on favorable terms, or not at all. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. If we issue preferred equity or debt securities, these securities could have rights superior to holders of our common stock, and could contain covenants that will restrict our operations. We might have to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to our technologies, product candidates or products that we otherwise would not relinquish. If adequate funds are not available, we might have to delay, scale back or eliminate one or more of our development programs, which would impair our future prospects.

Our primary source of revenues is our Focus technology license agreement with Guidant.

     Our current and future revenues depend on the number of stent delivery systems that incorporate our Focus technology that are sold by Guidant Corporation. Under our license agreement, we receive royalty payments only from Guidant’s sale of products using the Focus technology. Approximately 89%of our total revenues in the year ended December 31, 2002 were from Guidant, and 57% of our total revenues for the six months ended June 30, 2003 were from Guidant. Our license revenues declined substantially following the release of unlicensed products by Guidant and may continue to decline precipitously. In any event, we expect that our revenues from Guidant will decline over the next few years as technological changes in the stent market make our Focus stent technology obsolete.

We will need to devote significant resources to market our products and technology to physicians in order to achieve market acceptance. If we fail to achieve market acceptance, our business will suffer.

     Because the FDA and other regulatory agencies have approved other minimally-invasive AAA graft systems, we believe that unless we can demonstrate clinically superior results and are able to convince physicians of the superiority of the device, we may not be able to successfully market the products. Other companies may have superior resources to market similar products or technologies or have superior technologies and products to market. Therefore, even if our products gain regulatory approval, we will need to spend significant resources prior to achieving market acceptance. Any failure of our products to achieve commercial acceptance, or any inability on our part to devote the requisite resources necessary to market our products, will harm our business.

We may rely on third-party distributors to sell and market any product we develop. They may do so ineffectively.

     We may depend on medical device distributors and strategic relationships, some of which may be with our competitors, to distribute the PowerLink system or any other product we develop. Significant consolidation among medical device suppliers has made it increasingly difficult for smaller suppliers like us to distribute products effectively without a relationship with one or more of the major suppliers. Consequently, we may enter into agreements with third parties to distribute any product we develop. If we enter into such relationships, we will depend directly on their efforts to market the any product we develop, yet we will be unable to control their efforts completely. If our distributors fail to market and sell our products effectively, our operating results and business may suffer substantially, or we may have to make significant additional expenditures to market our products.

The market for our products is highly competitive, and competing medical device technologies may prove more effective in treating these conditions than our product candidates.

     Competition in the market for devices used in the treatment of vascular disease is intense, and we expect it to increase. The PowerLink system and other potential products will compete with treatment methods that are well established in the medical community, as well as treatments based on new technology. We face competition from manufacturers of other catheter-based AAA graft devices including Medtronic, WL Gore, Cook, Johnson & Johnson and Edwards Life Sciences.

     Any of these treatments could prove to be more effective or may achieve greater market acceptance than the PowerLink system. Even if these treatments are not as effective as the PowerLink system, many of the companies pursuing these treatments and technologies have:

•	significantly greater financial, management and other resources;

•	more extensive research and development capability;

•	established market positions; and,

•	larger sales and marketing organizations.

     In addition, we believe that many of the purchasers and potential purchasers of our competitors’ products prefer to purchase medical devices from a single source. Accordingly, many of our competitors, because of their size and range of product offerings, will have an advantage over us.

Our future operating results are difficult to predict and may vary significantly from quarter to quarter. This fluctuation may negatively impact our stock price in the future.

     Because the PowerLink system is still in the research and development phase, we cannot predict when, if ever, we will have revenues based on the U.S. sales of the PowerLink system. Also, our current revenues are attributable primarily to a license agreement with Guidant, which limits our ability to predict future revenues. Moreover, we expect revenues pursuant to the license agreement with Guidant to diminish in the future as technology changes. In addition to the foregoing factors, our quarterly revenues and results of operations have fluctuated in the past and may fluctuate in the future due to:

•	the conduct of clinical trials;

•	the timing of regulatory approvals;

•	fluctuations in our expenses associated with expanding our operations;

•	new product introductions both in the United States and internationally;

•	variations in foreign exchange rates; and,

•	changes in third-party payors’ reimbursement policies.

     Therefore, we believe that period to period comparison of our operating results may not necessarily be reliable indicators of our future performance. It is likely that in some future period our operating results will not meet your expectations or those of public market analysts.

     Any unanticipated change in revenues or operating results is likely to cause our stock price to fluctuate since such changes reflect new information available to investors and analysts. New information may cause investors and analysts to revalue our stock, which could cause a decline in value.

Risks Related To Our Industry

Our products and manufacturing activities are subject to extensive governmental regulation that could make it more expensive and time consuming for us to introduce new and improved products.

     Our products must comply with regulatory requirements imposed by the U.S. Food and Drug Administration and similar agencies in foreign countries. These requirements involve lengthy and detailed laboratory and clinical testing procedures, sampling activities, an extensive FDA review process and other costly and time-consuming procedures. It often takes companies several years to satisfy these requirements, depending on the complexity and novelty of the product. We also are subject to numerous additional licensing and regulatory requirements relating to safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. Some of the most important requirements we face include:

•	FDA pre-market approval process;

•	California Department of Health Services requirements;

•	ISO 9001/ISO 13485 certification; and

•	European Union CE Mark requirements.

     Government regulation may impede our ability to conduct clinical trials and to manufacture the PowerLink system and other prospective products. Government regulation also could delay our marketing of new products for a considerable period of time and impose costly procedures on our activities. The FDA and other regulatory agencies may not approve any of our products on a timely basis, if at all. Any delay in obtaining, or failure to obtain, such approvals could impede our marketing of any proposed products and reduce our product revenues.

     In addition, even after receipt of approval and market launch, our products remain subject to strict regulatory controls on manufacture, marketing and use. We may be forced to modify or recall our product after release. Any such action could have a material affect on the reputation of our products and on our business and financial position.

     Further, regulations may change, and any additional regulation could limit or restrict our ability to use any of our technologies, which could harm our business. We also could be subject to new federal, state or local regulations that could affect our research and development programs and harm our business in unforeseen ways. If this happens, we may have to incur significant costs to comply with such laws and regulations.

     If the FDA were to conclude that we are not in compliance with applicable laws or regulations, or that our products are ineffective or pose an unreasonable health risk, the FDA could ban sales of our products, detain or seize adulterated or misbranded products, order a recall, repair, replacement, or refund of such products, require corrective or warning labeling and require us to notify health professionals and others that the products present unreasonable risks of substantial harm to the public health. The FDA may also impose operating restrictions, enjoin and restrain certain violations of applicable law pertaining to medical devices, and assess civil or criminal penalties against us, our officers or employees. The FDA can also recommend prosecution to the Department of Justice.

We cannot predict the extent to which third-party payors may provide reimbursement for the use of our products.

     Our success in marketing products based on novel or innovative technology depends in large part on whether domestic and international government health administrative authorities, private health insurers and other organizations will reimburse customers for the cost of our product. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. Further, many international markets have government managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. We cannot assure you that sufficient reimbursement will be available for any product that we may develop, in either the United States or internationally, to establish and maintain price levels sufficient to realize an appropriate return on the development of our new products.

     If government and third party payors do not provide adequate coverage and reimbursement for our new products, it will be very difficult for us to market our products to doctors and hospitals, and we may not achieve commercial success.

We may be unable to protect our intellectual property from infringement. A failure to protect our technology may affect our business negatively.

     The market for medical devices is subject to frequent litigation regarding patent and other intellectual property rights. It is possible that our patents or licenses may not withstand challenges made by others or protect our rights adequately.

     Our success depends in large part on our ability to secure effective patent protection for our products and processes in the United States and internationally. We have issued patents and have filed and intend to continue to file patent applications for various aspects of our technology. However, we face the risks that:

•	we may fail to secure necessary patents prior to or after obtaining regulatory clearances, thereby permitting competitors to market competing products; and

•	our already-granted patents may be re-examined, re-issued or invalidated.

     We also own trade secrets and confidential information that we try to protect by entering into confidentiality agreements with other parties. We cannot be certain that any of the confidentiality agreements will be honored or, if breached, that we would have enough remedies to protect our confidential information. Further, our competitors may independently learn our trade secrets or develop similar or superior technologies. To the extent that our consultants, key employees or others apply technological information to our projects that they develop independently or others develop, disputes may arise regarding the ownership of proprietary rights to such information and there is no guarantee that such disputes will be resolved in our favor. If we are unable to protect our intellectual property adequately, our business and commercial prospects likely will suffer.

If our current products or licensed products infringe upon the intellectual property of our competitors, the sale of these products may be challenged and we may have to defend costly and time-consuming infringement claims.

     The medical device industry in general, and the vascular graft market in particular, is especially susceptible to patent infringement claims. Most recently, on August 18, 2003, Edwards Lifesciences Corporation announced that it had filed patent infringement lawsuits against Medtronic, Inc., Cook, Inc. and W.L. Gore & Associates in the U.S. District Court, Northern District of California, and is seeking injunctive relief and damages for infringement of a patent exclusively licensed to Edwards. We are not named as a defendant in this litigation. We have reviewed the readily available public documents relating to this lawsuit and based upon that review we believe that the patent allegedly infringed relates only to modular, and not single piece, AAA grafts. Our PowerLink System is a single piece graft and we currently believe its design and use do not infringe the Edwards patent. While in some cases our PowerLink System may be used with separate extensions, we currently believe the use of those extensions as practiced by us, are not covered by the Edwards patent relating to modular AAA grafts. While we are not aware of any infringement, as of the date of this prospectus it is unknown whether this litigation or any other claim regarding our intellectual property could have a material adverse effect on Endologix and, accordingly, no assurance can be made to the contrary.

     We may need to engage in expensive and prolonged litigation to assert any of our rights or to determine the scope and validity of rights claimed by other parties. With no certainty as to the outcome, litigation could be too expensive for us to pursue. Our failure to pursue litigation could result in the loss of our rights that could hurt our business substantially. In addition, the laws of some foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States, if at all.

     Such litigation, if it occurs, could result in substantial expense to us and a diversion of our efforts, but may be necessary to:

•	enforce our patents;

•	protect our trade secrets and know-how;

•	defend us against claimed infringement of the rights of others; or

•	determine the enforceability, scope, and validity of the proprietary rights of others.

     Our failure to obtain rights to intellectual property of third parties or the potential for intellectual property litigation could force us to do one or more of the following:

•	stop selling, making or using our products that use the disputed intellectual property;

•	obtain a license from the intellectual property owner to continue selling, making, licensing or using our products, which license may not be available on reasonable terms, or at all;

•	redesign our products or services; and

•	subject us to significant liabilities to third parties.

     If any of the foregoing occurs, we may be unable to manufacture and sell our products or license our technology and may suffer severe financial harm. Whether or not an intellectual property claim is valid, the cost of responding to it, in terms of legal fees and expenses and the diversion of management resources, could harm our business.

     Although patent and intellectual property disputes in the medical device industry have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Moreover, we cannot assure you that necessary licenses would be available to us on satisfactory terms, if at all. If such licenses cannot be obtained on acceptable terms, we could be prevented from marketing our products. Accordingly, an adverse determination in such litigation could have a material adverse effect on our business and financial condition.

We may face product liability that could result in costly litigation and significant liabilities.

     Clinical testing, manufacturing and marketing of our products may expose us to product liability claims. Although we have, and intend to maintain insurance, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have a material adverse effect on our business, financial condition and results of operations. Additionally, adverse product liability actions could negatively affect the reputation and sales of our products and our ability to obtain and maintain regulatory approval for our products.

Other Risks

The price of our stock may fluctuate unpredictably in response to factors unrelated to our operating performance.

     The stock market periodically experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may cause the market price of our common stock to drop. In particular, the market price of securities of small medical device companies, like ours, has been very unpredictable and may vary in response to:

•	announcements by us or our competitors concerning technological innovations;

•	introductions of new products;

•	FDA and foreign regulatory actions;

•	developments or disputes relating to patents or proprietary rights;

•	failure of our results of operations to meet the expectations of stock market analysts and investors;

•	changes in stock market analyst recommendations regarding our common stock;

•	changes in healthcare policy in the United States or other countries; and

•	general stock market conditions.

Some provisions of our charter documents may make takeover attempts difficult, which could depress the price of our stock and inhibit your ability to receive a premium price for your shares.

     Provisions of our amended and restated certificate of incorporation could make it more difficult for a third party to acquire control of our business, even if such change in control would be beneficial to our stockholders. Our amended and restated certificate of incorporation allows our board of directors to issue up to five million shares of preferred stock and to fix the rights and preferences of such shares without stockholder approval. Any such issuance could make it more difficult for a third party to acquire our business and may adversely affect the rights of our stockholders. In addition, our board of directors is divided into three classes for staggered terms of three years. These provisions may delay, deter or prevent a change in control of us, adversely affecting the market price of our common stock.

Substantial future sales of our common stock in the public market may depress our stock price and make it difficult for you to recover the full value of your investment in our shares.

     Most of our outstanding shares of common stock are freely tradable. The market price of our common stock could drop due to sales of a large number of shares or the perception that such sales could occur. These factors also could make it more difficult to raise funds through future offerings of common stock. We have approximately 27,878,000 shares of common stock outstanding, net of treasury stock. Including the shares that may be offered by the selling stockholders under this registration statement, all of these shares are freely tradable without restrictions under the Securities Act of 1933.

FORWARD-LOOKING STATEMENTS

     This prospectus, including reports and documents incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our capital needs, product development programs, clinical trials, receipt of regulatory approval, intellectual property, expectations and intentions. Forward-looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from those anticipated in the forward-looking statements due to a number of factors, including those set forth under the section entitled Risk Factors and elsewhere in this prospectus. You should read the factors set forth in the section entitled Risk Factors and other cautionary statements made in this prospectus carefully, and understand that those factors and statements are applicable to all related forward-looking statements wherever they appear in this prospectus and in documents incorporated by reference. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions relating to, among other things:

•	research and development of our products;

•	development and management of our business and anticipated trends on our business;

•	our ability to attract, retain and motivate qualified personnel;

•	our ability to attract and retain customers;

•	the market opportunity for our products and technology;

•	the nature of regulatory requirements that apply to us, our suppliers and competitors and our ability to obtain and maintain any required regulatory and reimbursement approvals;

•	our future capital expenditures and needs;

•	our ability to obtain financing on commercially reasonable terms;

•	our ability to compete;

•	general economic and business conditions; and

•	other risk factors set forth under Risk Factors in this prospectus.

     You can identify forward-looking statements generally by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “intends,” “plans,” “should,” “could,” “seeks,” “anticipates,” “estimates,” “continues,” or other variations thereof, including their use in the negative, or by discussions of strategies, opportunities, plans or intentions.

     Unless otherwise required by law, we undertake no obligation to publicly update or revise any forward-looking statements, either as a result of new information, future events or otherwise after the date of this prospectus. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ in significant ways from any future results expressed or implied by the forward-looking statements.

USE OF PROCEEDS

     All proceeds from the sale of our common stock covered by this prospectus will go to the selling stockholders who offer and sell their shares. We will not receive any proceeds from the sale of the common stock by the selling stockholders.

SELLING STOCKHOLDERS

     In connection with the private placement of shares of common stock to the selling stockholders listed below, we agreed to file a registration statement with the Securities and Exchange Commission to register the shares of our common stock we issued to the selling stockholders for resale by the selling stockholders, and to keep the registration statement effective until certain shares registered thereunder are sold. The registration statement of which this prospectus is a part was filed with the Securities and Exchange Commission pursuant to the stock purchase agreements we entered into with the selling stockholders on July 15, 2003.

     The following table sets forth: (1) the name of the stockholder for whom we are registering shares under this registration statement; (2) the number of shares of our common stock owned by the stockholder prior to this offering; (3) the number of shares of our common stock being offered pursuant to this prospectus; and (4) the amount and (if one percent or more) the percentage of the class to be owned by such stockholder after completion of the offering.

			Shares Owned After Offering

	Shares Owned Prior
Selling Stockholder	to Offering	Shares Offered	Number	Percent

Federated Kaufmann Fund a portfolio of Federated Equity Funds(1)	3,555,556	3,555,556	0	*
Perry Partners International, Inc. (2)	1,143,629	147,000	996,629	3.5%
Perry Partners L.P. (2)	377,900	53,000	324,900	1.2%
Panacea Fund, L.L.C. (3)	1,357,055	150,000	1,207,055	4.3%
Ursus Capital, L.P. (4)	368,600	56,500	312,100	1.1%
Ursus Offshore Ltd. (5)	316,900	18,500	298,400	1.1%
The Larry Haimovitch 2000 Separate Property Revocable Trust (6)	73,944	19,444	54,500	*
Total	7,193,584	4,000,000	3,193,584	11.5%

(1)	Lawrence Auriana and Hans Utsch are the portfolio managers for Federated Kaufmann Fund, a portfolio of Federated Equity Funds. Mr. Auriana and Utsch disclaim beneficial ownership of the listed shares.

(2)	Perry Corp., a New York corporation, acts as investment adviser for Perry Partners International, Inc. and as general partner for Perry Partners L.P. Perry Corp. is a private investment firm and Richard C. Perry is the president and sole stockholder of Perry Corp. Mr. Perry disclaims beneficial ownership of the listed shares.

(3)	William Harris Investors, Inc. is the Manager of Panacea Fund L.L.C.

(4)	Evan Sturza is the managing member of Ursus Capital Management LLC, the general partner of Ursus Capital, L.P. Mr. Sturza disclaims beneficial ownership of the listed shares.

(5)	Evan Sturza is the managing director of Ursus Offshore Ltd. Mr. Sturza disclaims beneficial ownership of the listed shares.

(6)	Larry Haimovitch is the trustee of the Larry Haimovitch 2000 Separate Property Revocable Trust.

* Less than one percent.

PLAN OF DISTRIBUTION

     We will not receive any of the proceeds from the sale of common stock offered pursuant to this prospectus. The shares of our common stock offered pursuant to this prospectus may be offered and sold from time to time by the selling stockholders listed in the preceding section, or their donees, transferees, pledgees or other successors in interest that receive such shares as a gift or other non-sale related transfer. These selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. All or a portion of the common stock offered by this prospectus may be offered for sale from time to time on The Nasdaq National Market or on one or more exchanges, or otherwise at prices and terms then obtainable, or in negotiated transactions. The distribution of these securities may be effected in one or more transactions that may take place on the over-the-counter market, including, among others:

•	ordinary brokerage transactions;

•	privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

     The selling stockholders may pay usual and customary or specifically negotiated brokerage fees or commissions.

     To the extent required, we may amend or supplement this prospectus from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents also may receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of the shares offered pursuant to this prospectus. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Because the selling stockholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 or other exemption from registration may be sold under Rule 144 or other exemption rather than pursuant to this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under current applicable rules and regulations of the Securities Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the associated rules and regulations under the Securities Exchange Act of 1934, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and will inform them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares being offered pursuant to this prospectus.

     The selling stockholders are not obligated to, and there is no assurance that the selling stockholders will, sell any or all of the shares.

     We will bear all costs, expenses and fees in connection with the registration of the resale of the shares covered by this prospectus. We have agreed to indemnify the selling stockholders, and each underwriter, if any, for liabilities based on untrue material facts, or omissions of material facts, contained in this prospectus. The selling stockholders have agreed to indemnify us for liabilities based on untrue material facts, or omissions of material facts, contained in this prospectus, but only to the extent that such material fact or omission is made in reliance on written information furnished by the selling stockholders. The selling stockholders will pay any applicable underwriters’ commissions and expenses, brokerage fees or transfer taxes. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, 660 Newport Center Drive, Suite 1600, Newport Beach, California 92660.

EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A filed on September 30, 2003 for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and filed with the SEC on March 27, 2003;

•	Annual Report on Form 10-K/A for the fiscal year ended December 31, 2002 and filed with the SEC on April 29, 2003;

•	Annual Report on Form 10-K/A for the fiscal year ended December 31, 2002 and filed with the SEC on September 30, 2003;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and filed with the SEC on August 7, 2003;

•	Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2003 and filed with the SEC on September 30, 2003;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and filed with the SEC on May 13, 2003;

•	Definitive Proxy Statement, in connection with our Annual Meeting of Stockholders to be held on October 28, 2003, filed with the SEC on September 30, 2003;

•	Current Report on Form 8-K, relating to the stock purchase agreements, filed with the SEC on July 21, 2003;

•	Current Report on Form 8-K, relating to our financial results for the first quarter ended March 31, 2003, filed with the SEC on May 8, 2003; and

•	Registration Statement on Form 8-A, relating to the description of our Common Stock, filed with the SEC on May 3, 1996, including any amendment or report filed for the purposed of updating such description.

     You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

Investor Relations Endologix, Inc. 13900 Alton Parkway, Suite 122 Irvine, California 92618 949/457-9546

     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares of common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

WHERE YOU CAN FIND MORE INFORMATION

     We are a public company. We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

     Our common stock is traded on the Nasdaq National Market. You can also inspect material filed by us at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.